Exhibit 99.1

Yoshitsu Co., Ltd Reports Fiscal Year 2024 Financial Results

Tokyo, Japan, July 16, 2024 /PRNewswire/ -- Yoshitsu Co., Ltd (“Yoshitsu” or the “Company”) (Nasdaq: TKLF), a retailer and wholesaler of Japanese beauty and health products, sundry products, luxury products, electronic products, as well as other products in Hong Kong, Japan, North America, and the United Kingdom, today announced its financial results for the fiscal year 2024 ended March 31, 2024.

Mr. Mei Kanayama, Principal Executive Officer of Yoshitsu, commented, “I am thrilled to report that Yoshitsu has achieved outstanding success during fiscal year 2024. Our total revenue surged by 15.3%, and our income from operations increased by 601.3%, clear indicators of our robust growth and strategic excellence. This remarkable increase is primarily driven by the performance of our directly-operated physical stores and our expanding franchise network, alongside our dedicated wholesale customers.”

“We are particularly proud of the successful introduction of luxury products, which has significantly boosted sales in our directly-operated physical stores, franchise stores, and among our wholesale customers. Our strategic expansion into North America, with new stores in the United States and Canada, has also contributed to our impressive revenue growth. Additionally, our expansion in key markets like Japan and Hong Kong has been successful. We have further strengthened our wholesale customer base and franchise store network, highlighting our ability to innovate and adapt in a dynamic market environment.”

“Looking ahead, we are excited about the future. We are continuing our efforts to explore sales opportunities, for instance, we continue exploring new markets while enhancing our current presence, by analyzing customer trends in different regions, focusing on improving customer in-store experience, further expanding our distribution network, and exploring new partnership opportunities. Additionally, following the capital reduction, we expect further reductions in operating expenses. We believe the combination of increasing revenue and decreasing costs will position us for strong future growth and development.”

“In addition, we continue expanding our product offerings by cooperating with beauty product and other product suppliers to develop our own private label products, and investing in IT and equipment to enhance operational efficiency and reduce costs. We believe these initiatives can help us attract new customers and encourage repeat visits, which will eventually support our revenue growth and create long-term values for our shareholders.”

Mr. Youichiro Haga, Principal Accounting and Financial Officer of Yoshitsu, remarked, “I am proud to share that our financial performance for fiscal year 2024 has shown substantial improvement. Our net income reached $7.5 million, a significant turnaround from a net loss of $8.0 million in the previous year. This positive outcome is a result of our focused efforts on cost management, strategic investments, and revenue growth.”

“We have successfully reduced operating expenses by 38.5%. This reduction highlights our commitment to operational efficiency and cost control, ensuring that we maximize our profitability. We also achieved a notable reduction in interest expenses by 33.5%, thanks to our strategic debt management and favorable loan conditions. Additionally, we saw a significant increase in other income, mainly from the disposal of property and equipment.”

“Net cash provided by operating activities surged to $1.9 million for fiscal year 2024, a significant improvement from net cash outflow of $25.7 million for fiscal year 2023. We belive that this liquidity can support our ongoing operations and strategic initiatives.”

“As we move forward, we will continue to focus on enhancing our financial performance through disciplined cost management, strategic investments, and exploring new revenue streams. We are confident that these efforts will drive long-term value for our shareholders.”

Fiscal Year 2024 Financial Highlights

●	Total revenue was $195.7 million for fiscal year 2024, increased by 15.3% from $169.7 million for fiscal year 2023.

●	Income from operations was $5.8 million for fiscal year 2024, increased by 601.3% from $0.8 million for fiscal year 2023.

●	Net income increased to $7.5 million for fiscal year 2024, compared to net loss of $8.0 million for fiscal year 2023.

●	Net cash provided by operating activities increased to $1.9 million for fiscal year 2024, from net cash used in operating activities of $25.7 million for fiscal year 2023.

●	Basic and diluted earnings per share was $0.20 for fiscal year 2024, compared to loss per share of $0.22 for fiscal year 2023.

Fiscal Year 2024 Financial Results

Revenue

Revenue increased by 15.3%, to $195.7 million for fiscal year 2024, from $169.7 million for fiscal year 2023. The increase in the Company’s revenue consists of increased revenue from directly-operated physical stores and franchise stores and wholesale customers, which was partially offset by the decreased revenue from online stores and services.

	For the Fiscal Years Ended March 31,
	2024			2023
($ millions)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Directly-operated physical stores	15.0	11.9	20.3%	11.6	8.9	23.5%
Online stores and services	10.7	7.9	26.0%	20.7	16.2	21.6%
Franchise stores and wholesale customers	170.0	152.5	10.3%	137.4	115.2	16.2%
Total	195.7	172.3	11.9%	169.7	140.3	17.3%

Revenue from directly-operated physical stores increased by 28.8%, to $15.0 million for fiscal year 2024, from $11.6 million for fiscal year 2023. The increase was mainly because during fiscal year 2024, the Company started to offer luxury products, which contributed a significant portion of increased directly-operated physical store sales in fiscal year 2024. The increase in directly-operated physical stores sales was also due to revenue contributed from the Company’s newly-opened physical stores in the United States and Canada, which was partially offset by the decreased revenue as a result of the transformation of the Company’s physical stores in Japan during fiscal year 2024. The transformation of the physical stores in Japan was because these stores had been underperformed and the Company transformed these stores into franchise stores to improve the Company’s cash flow and working capital. After the change, these physical stores purchased products from the Company like other franchise stores, and hence this portion of revenue was recorded under franchise stores and wholesale customers.

Revenue from franchise stores and wholesale customers increased by 23.7%, to $170.0 million for fiscal year 2024, from $137.4 million for fiscal year 2023. The increase was mainly due to expansion of products offering as the Company started to offer luxury products and electronic products that have higher unit selling prices. Meanwhile, the increase was also due to increased revenue generated from franchise stores which previously was recognized under physical stores as mentioned above, as well as increased revenue from some new wholesale customers whom the Company entered into business relationships with during fiscal year 2024. The increase was partially offset by the decreased sales of beauty products to wholesale customers as the demand for Japanese beauty products declined in China market.

Cost of Revenue

Total cost of revenue increased by 22.8%, to $172.3 million for fiscal year 2024, from $140.3 million for fiscal year 2023.

Gross Profit and Gross Margin

Gross profit decreased by 20.6%, to $23.4 million for fiscal year 2024, from $29.4 million for fiscal year 2023.

Gross margin decreased by 5.4 percentage points, to 11.9% for fiscal year 2024, from 17.3% for fiscal year 2023.

Operating Expenses

Operating expenses consist of selling and marketing expenses and general and administrative expenses, which primarily include payroll, employee benefit expenses and bonus expenses, shipping expenses, promotion and advertising expenses, and other facility-related costs, such as store rent, utilities, and depreciation.

Operating expenses decreased by 38.5%, to $17.6 million for fiscal year 2024, from $28.6 million for fiscal year 2023. The decrease in operating expenses was primarily attributable to a decrease in allowance for credit loss, shipping expenses, promotion and advertising expenses, payroll, employee benefit expenses and bonus expenses,and transaction commission, which was partially offset by an increase in professional service fees.

Interest Expenses, net

Interest expenses, net included interest expenses calculated at interest rate per loan agreements and loan service costs, which were directly incremental to the loan agreements and amortized over the loan periods. Due to our strategic debt management and favorable loan conditions, interest expenses, net decreased by 33.5%, to $1.6 million for fiscal year 2024, from $2.4 million for fiscal year 2023. The decrease mainly consisted of a decrease in amortized loan service costs in relation to the Company’s syndicated loans by $454,980, as well as a decrease in interest expenses at interest rate by $355,542, which was mainly due to the decreased weighted average loan balances and interest rate for fiscal year 2024 as compared to fiscal year 2023.

Other Income, net

Other income, net primarily includes tax refund, disposal gain or loss from property and equipment, government subsidy, and other immaterial income and expense items. Other income, net increased by 5,685.0%, to $760,435 for fiscal year 2024, from $13,145 for fiscal year 2023. The increase was mainly due to the increased gain from disposal of property and equipment, which was partially offset by decreased government subsidy received during fiscal year 2024 as compared to fiscal year 2023.

Gain from Foreign Currency Exchange

Gain from foreign currency exchange was $3.1 million for fiscal year 2024, as compared to a gain from foreign currency exchange of $0.7 million for fiscal year 2023. The gain from foreign currency exchange was mainly due to the significant fluctuations of foreign exchange rates on the Company’s accounts receivable that denominated in foreign currencies such as U.S. dollar and Chinese Yuan during fiscal year 2024. The increase was also due to the increased gain from foreign currency exchange by the Company’s Hong Kong subsidiaries, which was mainly due to the significant fluctuations of foreign exchange rate on its payables that were denominated in Japanese Yen during fiscal year 2024.

Provision for Income Taxes

Provision for income taxes decreased by 36.1% to $0.5 million for fiscal year 2024 from $0.7 million for fiscal year 2023. The decrease in provision for income taxes was mainly due to the decreased deferred income tax expenses, which was partially offset by the increased current income tax expenses resulted from the increased taxable income for fiscal year 2024.

Net Income (Loss)

Net income increased to $7.5 million for fiscal year 2024, compared to net loss of $8.0 million for fiscal year 2023.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.20 for fiscal year 2024, compared to loss per share of $0.22 for fiscal year 2023.

Financial Condition

As of March 31, 2024, the Company had $2.5 million in cash as compared to $1.8 million as of March 31, 2023. As of March 31, 2024, the Company also had approximately $105.4 million of accounts receivable balance due from third parties. Approximately 35.4% of the March 31, 2024 balance has subsequently been collected, and the majority of the remaining balance is expected to be collected by December 31, 2024. The collection of such receivables made cash available for use in the Company’s operations as working capital, if necessary.

Net cash provided by operating activities was $1.9 million for fiscal year 2024, mainly derived from a net income of $7.5 million for the year, and net changes in the Company’s operating assets and liabilities, which mainly included a decrease in compensation receivable for consumption tax of $11.3 million as the Company has received payments from the debtors according to the collection plan, and an increase in accounts payable of $13.8 million as the Company negotiated longer payment terms with the Company’s suppliers. The Company’s merchandise inventories decreased by $2.4 million due to the Company’s strengthening inventory management to minimize inventory backlog and improve inventory turnover rate. Meanwhile, accounts receivable due from third parties increased by $24.7 million as a result of the Company’s increased sales, and taxes payable decreased by $7.0 million as the Company has made payments to tax authority for the additional consumption tax as a result of the consumption tax examination as mentioned above during fiscal year 2024.

Net cash provided by investing activities amounted to $2.7 million for fiscal year 2024, mainly due to proceeds from disposal of property and equipment of $3.1 million and proceeds from disposal of equity method investment of $0.3 million, partially offset by purchases of property and equipment in the aggregate amount of $0.9 million and disposal of a subsidiary of $0.2 million.

Net cash used in financing activities was $1.8 million for fiscal year 2024, which primarily consisted of repayments of long-term borrowings of $4.2 million and repayments of short-term borrowings of $2.1 million, partially offset by proceeds from issuance of ordinary shares, net of issuance costs of $3.7 million and proceeds from short-term borrowings of $1.4 million.

Conference Call Information

The Company will host an earnings conference call at 8:30 am U.S. Eastern Time (9:30 pm Japan Standard Time) on July 16, 2024. Dial-in details for the conference call are as follows:

Dial-in details for the conference call are as follows:

Date:	July 16, 2024
Time:	8:30 am U.S. Eastern Time
International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Japan Toll Free:	0066-33-812830
Conference ID	Yoshitsu Co., Ltd

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until July 23, 2024. The dial-in for the replay is 1-877-344-7529 within the United States or 1-412-317-0088 internationally. The replay access code is 8200869.

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://www.ystbek.co.jp/irlibrary/.

About Yoshitsu Co., Ltd

Headquartered in Tokyo, Japan, Yoshitsu Co., Ltd is a retailer and wholesaler of Japanese beauty and health products, sundry products, and other products in Hong Kong, Japan, North America, and the United Kingdom. The Company offers various beauty products (including cosmetics, skincare, fragrance, and body care products), health products (including over-the-counter drugs, nutritional supplements, and medical supplies and devices), sundry products (including home goods), and other products (including food and alcoholic beverages). The Company currently sells its products through directly-operated physical stores, through online stores, and to franchise stores and wholesale customers. For more information, please visit the Company’s website at https://www.ystbek.co.jp/irlibrary/.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. In addition, there is uncertainty about the further spread of the COVID-19 virus or the occurrence of another wave of cases and the impact it may have on the Company’s operations, the demand for the Company’s products, global supply chains, and economic activity in general. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Yoshitsu Co., Ltd

Investor Relations Department

Email: ir@ystbek.co.jp

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

YOSHITSU CO., LTD

CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash	$2,475,538	$1,766,441
Accounts receivable, net	105,359,841	89,447,155
Accounts receivable - related parties, net	25,704	327,807
Merchandise inventories, net	4,413,880	7,187,800
Due from related parties	9,762	444,567
Compensation receivable for consumption tax, current	7,133,470	3,912,719
Prepaid expenses and other current assets, net	2,748,682	3,542,864
TOTAL CURRENT ASSETS	122,166,877	106,629,353

Property and equipment, net	9,013,827	12,938,598
Operating lease right-of-use assets	3,979,727	2,709,954
Long term investment	-	169,148
Compensation receivable for consumption tax, non-current, net	2,721,034	19,230,370
Long-term prepaid expenses and other non-current assets, net	4,115,694	4,997,857
TOTAL ASSETS	$141,997,159	$146,675,280

CURRENT LIABILITIES:
Short-term borrowings	$53,234,650	$60,636,412
Current portion of long-term borrowings	1,730,796	2,783,445
Accounts payable	24,392,029	12,719,160
Accounts payable - a related party	299,541	-
Due to related parties	42,943	297,559
Deferred revenue	55,093	146,024
Taxes payable	9,357,482	18,219,803
Operating lease liabilities, current	1,523,222	1,323,900
Finance lease liabilities, current	170,553	369,786
Warrants liabilities	441,104	24,663
Other payables and other current liabilities	2,167,320	1,520,756
TOTAL CURRENT LIABILITIES	93,414,733	98,041,508

Operating lease liabilities, non-current	2,488,823	1,416,508
Finance lease liabilities, non-current	263,571	622,922
Long-term borrowings	5,636,960	10,326,399
Other non-current liabilities	1,934,927	2,535,123
Deferred tax liabilities, net	2,215,361	4,451,077
TOTAL LIABILITIES	$105,954,375	$117,393,537

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value,100,000,000 shares authorized; 42,220,206 shares and 36,250,054 shares issued and outstanding as of March 31, 2024 and 2023, respectively	16,716,839	14,694,327
Capital reserve	10,262,191	9,078,915
Retained earnings	21,056,780	13,577,844
Accumulated other comprehensive loss	(11,993,026)	(8,069,343)
TOTAL SHAREHOLDERS’ EQUITY	36,042,784	29,281,743
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$141,997,159	$146,675,280

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF OPERTAIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended March 31
	2024	2023	2022 (1)
REVENUE
Revenue - third parties	$189,674,322	$168,876,360	$234,508,821
Revenue - related parties	6,006,993	847,986	243,759
Total revenue	195,681,315	169,724,346	234,752,580

COSTS AND OPERATING EXPENSES
Merchandise costs	172,306,308	140,293,419	191,040,547
Selling, general and administrative expenses	17,597,125	28,607,088	36,422,772
Total operating expenses	189,903,433	168,900,507	227,463,319

INCOME FROM OPERATIONS	5,777,882	823,839	7,289,261

OTHER INCOME (EXPENSE)
Interest expense, net	(1,611,141)	(2,422,079)	(2,785,766)
Additional and delinquent tax due to consumption tax correction	(628,876)	(6,622,486)	-
Gain from disposal of equity method investment	190,571	-	-
Gain from disposal of a subsidiary	341,139	-	-
Other income, net	760,435	13,145	598,206
Gain from foreign currency exchange	3,065,971	718,990	833,547
Change in fair value of warrants liabilities	109,173	139,615	369,404
Income (loss) from equity method investment	(69,444)	14,554	(145,828)
Total other income (expenses), net	2,157,828	(8,158,261)	(1,130,437)

INCOME (LOSS) BEFORE INCOME TAX PROVISION	7,935,710	(7,334,422)	6,158,824

PROVISION FOR INCOME TAXES	456,774	714,400	2,234,676

NET INCOME (LOSS)	7,478,936	(8,048,822)	3,924,148

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(3,923,683)	(4,279,325)	(3,466,261)

TOTAL COMPREHENSIVE INCOME (LOSS)	$3,555,253	$(12,328,147)	$457,887

Earnings (loss) per ordinary share - basic and diluted	$0.20	$(0.22)	$0.12
Weighted average shares - basic and diluted*	37,264,162	36,250,054	32,678,625

*	Retrospectively restated for effect of a 294-for-1 forward split on August 18, 2021.

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Capital	Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares*	Amount	Reserve	Earnings	Income (Loss)	Equity (1)

Balance, March 31, 2021	27,327,594	$2,416,635	$501,053	$17,702,518	$(323,757)	$20,296,449
					-
Capital contribution from Grand Elec-Tech Limited	2,672,460	920,192	902,224	-	-	1,822,416
Issuance of ordinary shares and additional shares under overallotment option in initial public offerings, net of issuance costs	6,250,000	11,357,500	10,060,011	-	-	21,417,511
Capital contribution in the form of debt exemption	-	-	1,111,608	-	-	1,111,608
Issuance of representative’s warrants	-	-	(653,831)	-	-	(653,831)
Net income for the year	-	-	-	3,924,148	-	3,924,148
Foreign currency translation loss	-	-	-	-	(3,466,261)	(3,466,261)

Balance, March 31, 2022	36,250,054	$14,694,327	$11,921,065	$21,626,666	$(3,790,018)	$44,452,040

Business combinations under common control	-	-	(2,842,173)	-	-	(2,842,173)
Capital contribution received by Malaysia subsidiary	-	-	23	-	-	23
Capital contribution in the form of debt exemption	-	-	-	-	-	-
Issuance of representative’s warrants	-	-	-	-	-	-
Net loss for the year	-	-	-	(8,048,822)	-	(8,048,822)
Foreign currency translation loss	-	-	-	-	(4,279,325)	(4,279,325)

Balance, March 31, 2023	36,250,054	$14,694,327	$9,078,915	$13,577,844	$(8,069,343)	$29,281,743

Issuance of ordinary shares	5,970,152	2,022,512	1,724,770	-	-	3,747,282
Issuance of investors’ warrants	-	-	(541,494)	-	-	(541,494)
Net income for the year	-	-	-	7,478,936	-	7,478,936
Foreign currency translation loss	-	-	-	-	(3,923,683)	(3,923,683)

Balance, March 31, 2024	42,220,206	$16,716,839	$10,262,191	$21,056,780	$(11,993,026)	$36,042,784

*	Retrospectively restated for effect of share issuances on October 22, 2020 and a 294-for-1 forward split on August 18, 2021.

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.

YOSHITSU CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31
	2024	2023	2022 (1)
Cash flows from operating activities:
Net Income (loss)	$7,478,936	$(8,048,822)	$3,924,148
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,232,611	1,226,496	1,217,455
Loss (gain) from disposal of property and equipment	(712,685)	329,580	35,803
Loss (gain) from unrealized foreign currency translation	(412,728)	282,131	(662,345)
Provision for (reversal of) credit losses	(2,043,939)	3,471,953	(278,642)
Addition (reversal) of merchandise inventories written down	(68,361)	150,382	-
Amortization of operating lease right-of-use assets	1,711,978	1,784,754	2,385,992
Deferred tax provision (benefit)	(1,778,277)	4,849,771	(67,268)
Change in fair value of warrants liabilities	(109,173)	(139,615)	(369,404)
Investment loss (income) from equity method investment	69,444	(14,554)	145,828
Gain from disposal of equity method investment	(190,571)	-	-
Accrued interest expense	-	-	38,666
Changes in operating assets and liabilities:
Accounts receivable	(24,747,655)	(53,824,026)	7,841,569
Accounts receivable - related parties	277,005	(323,212)	-
Merchandise inventories	2,355,034	21,285,866	(6,054,509)
Compensation receivable for consumption tax	11,284,665	(23,212,327)	-
Prepaid expenses and other current assets	949,043	5,597,781	(7,028,529)
Long term prepaid expenses and other non-current assets	315,809	2,183,108	(4,762,929)
Accounts payable	13,816,414	5,280,797	(2,803,950)
Accounts payable - related parties	299,591	(119,081)	25,813
Deferred revenue	35,027	49,715	(69,862)
Taxes payable	(6,977,961)	17,268,372	(1,365,092)
Other payables and other current liabilities	1,078,396	(1,590,907)	1,932,901
Operating lease liabilities	(1,711,398)	(1,807,376)	(2,270,868)
Other non-current liabilities	(239,250)	(419,200)	1,179,459
Net cash provided by (used in) operating activities	1,911,955	(25,738,414)	(7,005,764)

Cash flows from investing activities:
Purchase of property and equipment	(929,308)	(934,960)	(3,037,813)
Proceeds from disposal of property and equipment	3,104,387	2,961	61,109
Proceeds from disposal of equity method investment	276,800	-	-
Proceeds from disposal of a subsidiary	34,600	-	-
Disposal of a subsidiary, net of cash	(171,788)	-	-
Collection of amount due from (advances made to) related parties	399,223	188,728	(128,535)
Net cash provided by (used in) investing activities	2,713,914	(743,271)	(3,105,239)

Cash flows from financing activities:
Capital contribution	-	23	1,822,416
Proceeds from initial public offerings, net of issuance costs	-	-	22,102,984
Proceeds from issuance of ordinary shares, net of issuance costs	3,747,282	-	-
Cash consideration paid for business combination under common control	-	(2,842,173)	-
Proceeds from short-term borrowings	1,384,000	78,831,300	282,176,915
Repayments of short-term borrowings	(2,076,000)	(55,515,000)	(303,096,477)
Proceeds from long-term borrowings	-	2,160,161	17,057,036
Repayments of long-term borrowings	(4,186,712)	(9,798,554)	(1,608,276)
Advances received from (payments made to) related parties	(228,966)	104,482	(4,282,303)
Repayment of obligations under finance leases	(420,910)	(194,421)	(408,492)
Net cash provided by (used in) financing activities	(1,781,306)	12,745,818	13,763,803

Effect of exchange rate fluctuation on cash	(2,135,466)	(2,763,692)	(2,230,388)

Net increase (decrease) in cash	709,097	(16,499,559)	1,422,412
Cash at beginning of year	1,766,441	18,266,000	16,843,588
Cash at end of year	$2,475,538	$1,766,441	$18,266,000

Supplemental cash flow information
Cash paid for income taxes	$880,308	$433,899	$3,718,637
Cash paid for interest	$798,353	$1,108,863	$873,147

Supplemental non-cash operating activities
Purchase of property and financed under long-term payment	$-	$831,746	$22,719
Purchase of property and equipment financed under finance leases	$-	$210,666	$901,561
Right of use assets obtained in exchange for operating lease liabilities	$3,118,676	$542,231	$2,856,470
Capital contribution in the form of debt exemption	$-	$-	$1,111,608
Deduction of right of use assets and operating lease liabilities in relation to lease concession	$-	$-	$84,368
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$-	$-	$27,262
Deferred IPO cost offset with capital reserve	$-	$-	$685,473

(1)	The financial information presented in this report has been retrospectively adjusted for the acquisition of Tokyo Lifestyle Limited.